

December 13, 2017

Matthew Dallas
Chief Financial Officer
AVEO Pharmaceuticals, Inc.
One Broadway, 14th Floor
Cambridge, MA 02142

      Re: AVEO Pharmaceuticals, Inc.
             Registration Statement on Form S-3
             Filed November 30, 2017
             File No. 333-221837

Dear Mr. Dallas:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Division of Corporation Finance
                    Office of Healthcare & Insurance

cc: Cynthia Mazareas, Esq.